May 17, 2012

VIA EDGAR AND FED EX

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attention: Mr. Larry Spirgel, Assistant Director

Re:	Motorola Solutions, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2011
Filed February 15, 2012
Form 10-Q for the Quarter Ended March 31, 2012
Filed April 25, 2012
File No. 1-07221

Dear Mr. Spirgel:

On May 10, 2012, Motorola Solutions, Inc. (“Motorola Solutions”) received the electronic communication containing the Staff’s supplemental comments with respect to our Form 10-K and the new comment regarding the Form 10-Q for the quarter ended March 31, 2012.

As requested, Motorola Solutions filed an amended Form 10-Q with the corrected certifications on May 14, 2012. However, with respect to the comments related to the Form 10-K, we respectfully request additional time to respond. In order to complete our thorough review through the appropriate diligence channels and prepare the requested information, Motorola Solutions now expects to deliver its response to your letter by June 14, 2012.

Please call me at (847) 538-5476 if there are any concerns regarding our proposed timetable.

Sincerely,

/s/ Michelle M. Warner

Michelle M. Warner

Corporate Vice President, Law

Corporate, Securities and Transactions

Motorola Solutions, Inc.

cc:	Kathryn Jacobson, Staff Accountant
Robert Littlepage, Accountant Branch Chief
Jonathan Groff, Staff Attorney